Exhibit 99.1

DJSP Enterprises, Inc. Announces Completion of Timios, Inc. Acquisition

Adds Established National Title Insurance Agency

PLANTATION, Fla., July 27, 2010 (GLOBE NEWSWIRE) -- DJSP Enterprises, Inc., (Nasdaq:DJSP) one of the largest providers of processing services for the mortgage and real estate industries in the United States, today announced that it has completed its acquisition of Timios, Inc., creating a national footprint for title and settlement services to the real estate and mortgage industries.

With the acquisition of Timios, Inc, initially announced on April 19, DJSP further demonstrates its commitment to providing market leading services to the real estate and mortgage industries for the life of the loan. During the period between the signing of the Purchase Agreement and closing, Timios, Inc. expanded its licensing footprint to now cover 39 States. The Company is currently working on further expanding its licensing footprint to allow it to provide its full suite of title and settlement services in all major markets across the Country.

The acquisition complements and extends DJSP's commitment to business process excellence. The Company plans to leverage Timios' best in class technology and fully paperless processes and operations across the existing title operations in Florida, with the intention of recognizing significant efficiencies and cost savings.

"Completion of this acquisition represents a significant step forward in our quest to become the leading cyclical provider of products and services to the mortgage and real estate industries," said David Stern, Chief Executive Officer for DJSP. "The completion of the Timios transaction immediately expands our national footprint and allows DJSP to provide increased services to our existing clients while increasing business efficiencies as a result of adopting Timios' technology for our legacy title operations."

Richard Powers, President and COO of DJSP, added, "We are now squarely focused on quickly seizing the opportunities this transaction has created for us to expand our services geographically as well as taking advantage of significant operational synergies which we believe will lead to expense reductions and meaningful service enhancements. With the Timios acquisition complete, DJSP is a stronger, more broadly based company than ever before. The extensive experience Trevor Stoffer and his team bring increases our capacity to reach new customers and provide current users of our default and title products with enhanced products and services. We are looking forward to delivering on the promise of this acquisition and to building value for our shareholders."

Trevor Stoffer, President of Timios, Inc., added, "The transaction represents a natural fit, and we are excited by the opportunities it provides. We believe that combining DJSP's legacy operations with Timios will produce immediate efficiencies and offers strong growth possibilities in the future."

About DJSP Enterprises, Inc.

DJSP is the largest provider of processing services for the mortgage and real estate industries in Florida and one of the largest in the United States. The Company provides a wide range of processing services in connection with mortgages, mortgage defaults, title searches and abstracts, REO (bank-owned) properties, loan modifications, title insurance, loss mitigation, bankruptcy, related litigation and other services. The Company's principal customer is the Law Offices of David J. Stern, P.A., whose clients include all of the top 10 and 17 of the top 20 mortgage servicers in the United States, many of which have been customers for more than 10 years. The Company has approximately 1,200 employees and is headquartered in Plantation, Florida, with additional operations in Louisville, Kentucky and San Juan, Puerto Rico. The Company's U.S. operations are supported by a scalable, low-cost back office operation in Manila, the Philippines that provides data entry and document preparation support for the U.S. operation

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about DJSP Enterprises, Inc. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions, changing interpretations of generally accepted accounting principles; outcomes of government or other regulatory reviews, particularly those relating to the regulation of the practice of law; the impact of inquiries, investigations, litigation or other legal proceedings involving the Company or its affiliates, which, because of the nature of the Company's business, have happened in the past to the Company and the Law Offices of David J. Stern, P.A.; the impact and cost of continued compliance with government or state bar regulations or requirements; legislation or other changes in the regulatory environment, particularly those impacting the mortgage default industry; unexpected changes adversely affecting the businesses in which the Company is engaged; fluctuations in customer demand; the Company's ability to manage rapid growth; intensity of competition from other providers in the industry; general economic conditions, including improvements in the economic environment that slows or reverses the growth in the number of mortgage defaults, particularly in the State of Florida; the ability to efficiently expand its operations to other states or to provide services not currently provided by the Company; the impact and cost of complying with applicable SEC rules and regulation, many of which the Company will have to comply with for the first time after the closing of the business combination; geopolitical events and changes, as well as other relevant risks detailed in the Company's filings with the U.S. Securities and Exchange Commission, (the "SEC"), including its Annual Report on Form 20-F for the period ended December 31, 2009, in particular those listed under "Item 3 Key Information – Risk Factors". The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT:  DJSP Enterprises, Inc.
          Investor Contact:
          Chris Simmons, Investor Relations Manager
          954-233-8000, ext. 1744
          cbsimmons@dstern.com